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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           ___________________________


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For April 25, 2005

                          (Commission File No. 0-22267)


                                  Tevecap S.A.
             (Exact name of registrant as specified in its charter)


                                  Tevecap Inc.
                 (Translation of Registrant's name into English)

                   ___________________________________________

                     Av. Das Nacoes Unidas, 7221- 7(0) andar
                         Sao Paulo, SP Brazil, 05425-902
                          (Telephone: 55-11-3037-5127)
              (Address of Registrant's principal executive offices)

                   ___________________________________________



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)___________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(6)____________.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___       No [X]

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sao Paulo, Brazil.

Date:  April 25, 2005


                                            Tevecap S.A.


                                            By:   /s/ Carlos Eduardo Malagoni
                                               ---------------------------------
                                               Name:  Carlos Eduardo Malagoni
                                               Title: CFO




                                            By:  /s/ Maria Fatima de O. Garcia
                                               ---------------------------------
                                               Name:  Maria Fatima de O. Garcia
                                               Title: Exec. Programming Manager



                                      -2-

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                                  EXHIBIT LIST


1. One copy of the press release, dated April 25, 2005 with respect to the status of Tevecap's exchange offer for $7,273,000 of its 12 5/8% Notes due 2004.